United States securities and exchange commission logo





                              April 18, 2022

       Mojdeh Poul
       President and Director
       Garden SpinCo Corporation
       3M Center
       St. Paul, MN 55144

                                                        Re: Garden SpinCo
Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed March 18,
2022
                                                            File No. 333-263669

       Dear Ms. Poul:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed March 18, 2022

       Cover Page

   1. We note your disclosure that 3M will determine whether the shares of Garden SpinCo common stock will be
distributed on a pro rata distribution or an exchange offer with potential clean-up spin
off transaction "based on market conditions prior to the closing of the merger." Please
describe the specific market conditions 3M will consider when making this
determination.
   2. Please revise the cover page to disclose the SpinCo Cash Payment, as disclosed in the
                                                        Q&A on page 16.
 Mojdeh Poul
FirstName   LastNameMojdeh
Garden SpinCo    Corporation Poul
Comapany
April       NameGarden SpinCo Corporation
       18, 2022
April 218, 2022 Page 2
Page
FirstName LastName
Questions and Answers About the Exchange Offer and the Transactions, page 5

3. Revise to prominently disclose that the contemplated Separation, Distribution and Merger of the Food Safety Business is structured as a Reverse Morris Trust transaction and that this structure is intended to result in a tax-efficient disposition of the Food Safety Business for 3M and 3M stockholders. Describe what a reverse Morris Trust transaction is and briefly discuss why the parties chose this structure.
Summary, page 19

4. Revise to clarify that you have summarized all material conditions to the exchange offer
         and merger in the summary. For example, briefly describe the    other
customary
         conditions,    or clarify that they are not material.
5. We note your disclosure on page 31 that the consummation of the Merger is conditioned upon the IRS Ruling continuing to be valid and in full force and effect, as well as the receipt by 3M and Neogen of opinions from Wachtell Lipton and Weil, respectively.
         Please clarify here and elsewhere, as appropriate, the conditions to the merger that may be waived. We note your disclosure on page 20 that 3M may waive any of the conditions of the exchange offer. Revise to highlight the material consequences of the waiver of any of the tax opinions or tax rulings and provide a cross-reference to a discussion of the consequences of these waivers in an appropriate section of the registration statement.
6. Please include a summary of the Food Safety Business. Include in your revisions that the
         Food Safety Business has historically operated as part of 3M   s
Healthcare Business
         Group, as referenced on page 104.
Interest of Certain Persons in the Transactions, page 29

7. Please revise to clarify what interests the officers and directors of the various involved entities may have in the transactions or benefits they may receive from the transactions that differ from those of 3M or Neogen shareholders generally.
Debt Financing Arrangements, page 31

8. Please clarify if the terms of the Permanent Financing will become known prior to the time Neogen shareholders are asked to approve the Share Issuance Proposal.
Summary Risk Factors, page 32

9. Revise the Summary Risk Factors to more specifically explain the risks to Neogen of the limited resources transferred pursuant to the agreements with 3M and Neogen's reliance on transition services, as outlined in the risk factors beginning on page 57 and discussed on page 84.
 Mojdeh Poul
FirstName   LastNameMojdeh
Garden SpinCo    Corporation Poul
Comapany
April       NameGarden SpinCo Corporation
       18, 2022
April 318, 2022 Page 3
Page
FirstName LastName
Risk Factors
Risks Related to the Combined Company's Business Following the Transactions
The combined company will be subject to risks relating to existing international operations..., page 52

10. We note your disclosure that Neogen has discontinued sales into Russia. To the extent material, please describe with greater specificity the current and anticipated impact of the ongoing conflict in Ukraine on your business, including giving consideration to availability of materials, cost of materials, costs and risks associated with your supply chain, impact on margins and on your customers. Additionally, please place your discussion of foreign currency risk on page 54 in appropriate context with reference to foreign currencies in which material operations are transacted and/or denominated.
Cautionary Statement Regarding Forward-Looking Statements, page 60

11. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act, Section 21E(b)(2)(C) of the
         Exchange Act and Question 117.05 of the Going Private Transactions, Exchange Act Rule
         13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (January 26, 2009)
         available at www.sec.gov. Please revise the disclosure and refrain from referring to such safe harbor provisions in any future communications relating to the exchange offer.
Information about the Food Safety Business
Competition, page 83

12. Revise the disclosure on page 82 to provide disclosure regarding the Food Safety
         Business   s competitive conditions that is material to an
understanding of its business.
         Refer to Item 101(c)(1)(ii) of Regulation S-K and Section II.B.2.b. of Securities Act
         Release No. 10825 (Oct. 8, 2020),    Modernization of Regulation S-K
Items 101, 103 and
         105.
Information about the Food Safety Business
Intellectual Property, page 83

13. Please revise your intellectual property disclosure to clearly describe on an individual or patent family basis the type of patent protection granted for each product or product line, the expiration year of each patent held, and the jurisdiction of each patent. Please clearly distinguish between owned patents and licensed patents. In this regard it may be useful to provide tabular disclosure.
Information about the Food Safety Business
Working Capital, page 83

14.      You state,    the Food Safety Business   s high margin, supported by
strong recurring
 Mojdeh Poul
Garden SpinCo Corporation
April 18, 2022
Page 4
       revenue of consumables, generates sufficient cash flow from operations to support its
       business needs.    Clarify this disclosure in light of any known trends
or other events that
       are reasonably likely to cause a material change in the relationship between costs and
FirstName LastNameMojdeh Poul
       revenues, including the contemplated transactions. Similarly, please expand your
Comapany    NameGarden
       discussion   on pageSpinCo   Corporation
                            106 to explain   your material Research and
Development activities.
       Refer
April 18, 2022to Page
                 Item 4303(b)(2)(i) and (ii) of Regulation S-K.
FirstName LastName
 Mojdeh Poul
FirstName   LastNameMojdeh
Garden SpinCo    Corporation Poul
Comapany
April       NameGarden SpinCo Corporation
       18, 2022
April 518, 2022 Page 5
Page
FirstName LastName
Environmental and Regulatory Considerations, page 84

15. Please revise to include a description of governmental regulations applicable to your business, including the material provisions of each regulation you briefly mention in this section. To the extent applicable, please disclose the effects of the Food and Drug
         Administration regulations on your business, including any requirement for FDA approval of your products.
Human Capital, page 84

16. Clarify whether all of the 470 Food Safety Business employees will be employed by
         Neogen after the separation and merger transactions are complete, including the impact of any transition periods following the merger. For example, in the next section, you discuss that the Food Safety Business uses several 3M sites around the world that will not transfer as part of the transaction, and that 3M has agreed to provide transition services. In this section, it appears you have not addressed the impact of the merger. Please revise or advise.
Unaudited Pro Forma Condensed Combined Financial Information Of Neogen and The Food
Safety Business, page 86

17. Disclose here that the contemplated Separation, Distribution and Merger transactions are structured as a Reverse Morris Trust transaction. In Note 1 to the pro forma financial statements, further explain what a Reverse Morris Trust transaction is and describe the tax consequences and their impact, if any, to the pro forma financial statements.
2) Basis of Presentation, page 92

18. You noted that no Autonomous Entity Adjustments have been made to the pro forma presentation as you are unable to estimate the additional costs based on information received to date. However, at closing, you will enter into the Transition Arrangements with 3M and Garden SpinCo, pursuant to which various categories of services will be provided to the Food Safety Business. Please tell us the extent you expect to include these
         Autonomous Entity Adjustments prior to effectiveness.
Notes To The Unaudited Pro Forma Condensed Combined Financial Information
1) Description of Transactions, page 92

19. As discussed in the explanatory note, 3M will determine whether the shares of Garden
         SpinCo common stock will be distributed to 3M stockholders in a pro rata distribution or an exchange offer. You disclose that currently an exchange offer (split-off) is assumed. Revise your disclosure here as well as your Accounting Treatment section on page 144 to explain the accounting treatment for other scenarios, such as by pro rata distribution, as well as the potential Clean-Up Spin-Off scenario. In addition, disclose the potential impact of the various scenarios contemplated on your pro forma presentation.
 Mojdeh Poul
FirstName   LastNameMojdeh
Garden SpinCo    Corporation Poul
Comapany
April       NameGarden SpinCo Corporation
       18, 2022
April 618, 2022 Page 6
Page
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations of the
Food Safety Business, page 104

20. We note your disclosure on page 50 that COVID-19 has resulted in raw material price inflation as well as supply chain constraints and disruptions. Please revise to discuss whether increased costs of raw materials and/or supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.
21. We note your disclosure on page 58 that Neogen will be reliant on 3M for a period to manufacture and distribute most of the Food Safety Business products. Please discuss
         Neogen's estimated costs and timeline to establish alternative manufacturing capacity.
The Transactions
Background of the Transactions, page 114

22. The disclosure in this section indicates 3M engaged a financial advisor, but we note that
         3M did not obtain a fairness opinion. Please revise the disclosure on pages 128-29 or elsewhere, as appropriate, to further explain how the 3M board determined that the
         Transactions were fair to, and in the best interests, of 3M and its shareholders without a fairness opinion. Please expand the risk factors to describe the risks of 3M not obtaining a fairness opinion.
23. Revise the background section throughout to disclose what other potential alternatives the
         Neogen board considered in order to grow and enhance Neogen's business, and at what point other strategic alternatives were eliminated from consideration. For example, disclose the number and type of strategic alternatives Mr. Adent presented to the Neogen board at the December 5, 2019 meeting. Clarify whether the purpose of the meeting that day was to choose from among the potential alternatives presented. Provide similar disclosure for the board's February 6 and April 2 Board meetings, as well as any board meetings not specifically mentioned by date in this section.
24. Revise the background section generally to indicate who acted as the "representatives of
         Neogen" and "representatives of 3M." For example, if they were financial advisors or members of the management team, so state.
25. Disclose the agreement in principal with respect to certain material economic terms included in the exclusivity agreement executed on October 3, 2021. After that agreement, revise the discussion to explain and quantify how the negotiations evolved regarding the transition agreements. Please also address in this section, if material, negotiations concerning assets, such as manufacturing facilities, that would be included in the
         Separation or Asset Purchase. Please also revise the discussion concerning the November
         16, 2021 board meeting to describe the nature of the adjustments to the 3M Food Safety
         Business projections.
 Mojdeh Poul
Garden SpinCo Corporation
April 18, 2022
Page 7
Opinion of Neogen   s Financial Advisor
Selected Public Comparable Companies Analysis, page 132

26. Please revise to disclose the operational, business and/or financial characteristics that were
         the selection criteria for inclusion in Centerview   s selected
comparable public companies
         analysis.
Certain Projections, page 136

27. Revise the heading of this section and any related disclosure to clarify that you have disclosed all material projections shared between the parties. In each case where you describe the Neogen Projections, the Neogen Reforecasted Food Safety Projections and
         the 3M Food Safety Projections, revise to explain the material assumptions underlying the projections and risks to those assumptions. Your disclosure should include quantitative discussion of the assumptions used to generate the projections rather than merely list factors that could impact the figures presented.
Board of Directors and Executive Officers of Neogen Following the Merger; Operations
Following the Merger, page 141

28.      Please ensure that you have included the information required by Form
S-4 Item
         18(a)(7) for each person who will serve as a director or an executive officer of Neogen after the consummation of the transactions and file any consents as required by Securities
         Act Rule 438.
U.S. Federal Income Tax Consequences of the Distribution and the Merger, page
205

29. We note that you have provided a summary of the tax consequences "in general." Revise to state the material tax consequences of the transactions as the opinion of named counsel. Refer to Sections III.C.3 and 4 of Staff Legal Bulletin No. 19 concerning assumptions and opinions subject to uncertainty.
30.      On page 205, you state that the disclosure is    for general
information only and is not tax
         advice    and on page 206 you state that investors should    consult
their own tax advisors as
         to the specific tax consequences of the distribution and the merger to that stockholder . . .
         including the effect of any U.S. federal tax laws and changes in applicable tax laws.
         Investors are entitled to rely on your disclosure. Revise to eliminate these inappropriate disclaimers. You may recommend that investors consult their own advisors with respect to consequences of the transactions that could vary based on their particular circumstances. For guidance, refer to Section III.D. of Staff Legal Bulletin No. 19.
Exhibits
FirstName LastNameMojdeh Poul
Comapany
31.        NameGarden
       Confirm            SpinCo
                that the    form of   Corporation
                                   material agreements in the Exhibits index
will be replaced
       with
April 18,   final,
          2022 Pagesigned
                      7 agreements in a pre-effective amendment.
FirstName LastName
 Mojdeh Poul
FirstName   LastNameMojdeh
Garden SpinCo    Corporation Poul
Comapany
April       NameGarden SpinCo Corporation
       18, 2022
April 818, 2022 Page 8
Page
FirstName LastName
General

32. It is our understanding that the Exchange Offer will be conducted in reliance on the global relief provided in the CBS Corporation no-action letter (September 26, 2017). To extent that compliance with certain elements of the letter are not readily apparent from disclosure included in the prospectus/offer to exchange, please confirm in your response letter that the Exchange Offer will comply with such elements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ibolya Ignat at 202-551-3636 or Sasha Parikh at 202-551-3627 if you
have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at 202-551-6902 or Christine Westbrook at 202-551-5019 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Steven A. Rosenblum, Esq.